February 23, 2012

VIA EDGAR AND FACSIMILE (703-813-6984)

Ms. Jennifer Monick

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Forest City Enterprises, Inc.

Form 10-K for fiscal year ended January 31, 2011

Filed on March 30, 2011

Form 10-Q for the period ended October 31, 2011

Filed on December 8, 2011

File No. 1 - 4372

Dear Ms. Monick:

Forest City Enterprises, Inc. (the “Company”) has received your letter dated January 27, 2012 regarding your comments to the above-referenced filings. We appreciate the Division’s review and are herein providing our responses to your comments. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.

Form 10-K for fiscal year ended January 31, 2011

Item 1. Business, page 2

1.

In future Exchange Act periodic reports, please include graphic disclosure, such as a pie chart, that highlights the percentage of revenues or net operating income derived from each of your product types.

The Company will include a graphic disclosure that highlights the percentage of net operating income derived from each of our product types in future Exchange Act periodic reports.

Item 2. Properties, page 19

2.

In future Exchange Act periodic reports, please consider expanding footnote 2 on page 39 to include an example of the difference between legal ownership and pro rata ownership. Please also explain how this impacts the number of leasable units.

The Company believes that including an example of the difference between legal ownership and pro-rata ownership would not be useful to the financial statement reader, as a single example would not necessarily be illustrative of the different ownership, cash flow waterfall and income allocation structures of our various joint venture agreements. In future Exchange Act periodic reports, the Company proposes expanding footnote 2 of our Portfolio of Real Estate Listing to clarify the difference between legal ownership and pro-rata ownership. In most cases, the legal ownership and pro-rata ownership are the same. The legal ownership represents the Company’s actual ownership percentage and represents the income or loss allocation after settlement of any preferred returns. After all preferred returns are paid, each partner’s capital balance would be proportionate to its legal ownership. The pro-rata ownership percent represents the amount of income or loss allocation the Company expects prior to settlement of the preferred return.

The leasable units column represents 100% of the leasable units in the apartment community. The leasable units at pro-rata % column represents the total leasable units multiplied by the percentage in the pro-rata ownership column. The Company will include a clarifying footnote for leasable units in future Exchange Act periodic reports.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

3.

As comparable property NOI appears to be a key performance indicator, in future Exchange Act periodic reports, please include disclosure of comparable property NOI for each of your office, retail and residential portfolios. Please supplement this disclosure with disclosure on the relative impact of the key drivers of comparable property NOI changes, including occupancy and average effective rent changes.

The Company considers comparable property NOI to be a key performance operating statistic as the increase/decrease percentage of comparable property NOI is similar to “same store” metrics in the retail industry. In future Exchange Act periodic filings, we will include disclosure of the comparable property NOI percentage increase/decrease for office, retail and residential in the Management’s Discussion and Analysis (“MD&A”) sections of each business segment. Providing percentage changes will allow for comparability with our peer groups. We will also supplement this additional disclosure with the relative impact of the key drivers of comparable property NOI change, including occupancy and average effective rent changes.

4.

We note that you have had significant dispositions and acquisitions over the past year. In future Exchange Act periodic reports, please include a qualitative discussion of the state of the market and its impact on your acquisition/disposition strategy.

As discussed in our Financial Condition and Liquidity (“FCL”) section of the MD&A, strategic property dispositions are one of our principal sources of capital. The Company has made material property dispositions through sales or equity joint ventures in the prior three years. Within the FCL section, the Company discusses capital raised through material dispositions and how these dispositions, along with other sources of funds impact the Company’s liquidity and overall capital strategy. The Company will enhance this disclosure with a qualitative discussion of the state of the market and its impact on our property disposition strategy in future Exchange Act periodic filings, within the FCL section of the MD&A.

The Company has not used acquisition of operating assets as a material growth strategy. Our growth strategy is principally developing assets from the ground up to add to our portfolio. In the future, if the Company becomes an active acquirer of operating assets, we will include applicable disclosure about the change in strategy and the state of the market.

Critical Accounting Policies, page 41

Allowance for Projects Under Development, page 43

5.

Please tell us how you determined it was appropriate to record an allowance for projects under development. Within your response, please clarify the difference between the nature of charges to the allowance and the nature of specific project write-offs. Please reference the accounting literature relied upon.

The Company is very active in the real estate development business, as evidenced by the significant number of real estate projects under development. At January 31, 2011, we have over 75 different real estate projects under development across all product types primarily located throughout the United States. Individual projects vary in size and are at various stages of the project life cycle, ranging from the preacquisition stage to ready to begin construction. Projects under development amounted to $935,000,000 and $808,000,000 at January 31, 2011 and 2010, respectively. The allowance for estimated project write-offs amounted to $22,786,000 and $23,786,000 as of January 31, 2011 and 2010, respectively, which is less than three percent of the total carrying value of projects under development at each balance sheet date.

Prior to calculating the allowance we review each project under development to determine whether the project will continue to be developed. If we conclude the project will not be completed, all related capitalized project costs are written off as specific abandoned development project costs. Our conclusion to write off a specific project occurs when we lose control of the development opportunity either through expiration of contractual rights (such as options on the underlying land, an exclusive development agreement, etc.) or through our decision to abandon the project. We abandon projects for a number of reasons, including but not limited to, changes in local market conditions, increases in expected construction costs, increases in financing costs, inability to obtain financing, third party or regulatory challenges to project entitlements and lack of market demand at acceptable pricing levels.

The allowance was initially recorded as our real estate development activities grew and it became evident that a portion of the projects under development capitalized on our balance sheet would ultimately not result in a completed project. We have disclosed the required valuation and qualifying account information on Schedule II of our Form 10-K since the year ended January 31, 1999, which included the required information dating back to the year ended January 31, 1997. Our accounting policy related to this allowance has been fully disclosed in the Company’s Exchange Act periodic reports since the year ended January 31, 2004. The allowance is adjusted quarterly and has been consistently calculated based on our historical percentage of project under development write-offs to the historical carrying value of those projects over a rolling four year period. The allowance increases and decreases as our real estate development activities and associated risk of non development changes. The allowance is our best estimate of capitalized expenditures on projects that will not ultimately be developed.

GAAP permits the establishment of allowances that are supported by appropriate analysis and requires that the determination of the allowance be well documented and consistently applied. Within GAAP, there are general concepts on establishing allowances and reserves for assets that may be impaired or otherwise not recoverable. For example, in accordance with ASC 450-10-20, a loss contingency is defined as an existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur. ASC 450-20-25-2 requires recognition of a loss when both of the following conditions are met: (1) information available before the financial statements are issued indicates that it is probable that an asset has been impaired at the date of the financial statements and (2) the amount of loss can be reasonably estimated. ASC 450-20-25-3 notes that ASC 450-20-25-2 is not intended to be so rigid to require virtual certainty before a loss is incurred. Instead, the condition in 450-20-25-2a is intended to proscribe accrual of losses that relate to future periods.

Accordingly, we relied on this literature to support the appropriateness of our reserve. In addition, other GAAP literature supports establishing allowances and reserves. Specifically, ASC 330-10-35 requires that an allowance be recognized on the carrying value of inventories when the utility of goods is no longer as great as their costs. In addition, ASC 310-10-35 provides an overview of GAAP general concepts for receivable and loan impairments and ASC 740-10-55-7 requires a valuation allowance be recognized if it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Our projects under development represent investments that should be recoverable. Due to the length of a project’s development life cycle, the complexity of development and other factors, a single event may not be identified that causes a projects cost to not be recoverable. However, that is not to say that an event or series of events has occurred or expected to occur which impacts the recoverability of this asset. Accordingly, providing for the diminution of the asset through an allowance is appropriate as it is probable that a loss has been incurred based on past events and conditions existing at the balance sheet date.

Acquisition of Rental Properties, page 43

6.

We note that you amortize below-market lease values and in-place lease values over the remaining non-cancellable lease terms, including any fixed-rate renewal periods. We further note that you amortize tenant relationship intangibles over the remaining initial lease term and expected renewals. Please tell us how you determine the likelihood that a lessee will execute a lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

The Company’s last material acquisitions were in fiscal 2007, the largest of which related to the acquisition of our partner’s interest in operating assets that the Company managed, including all leasing activities. In valuing the intangible assets during our purchase price allocation process, we consider all lease renewal options. During that process we determine whether the renewal option is fixed or not and if the renewal option is below market or above market. We specifically focus on below market fixed rate renewal options for purposes of determining the below market and in-place lease value and related amortization period. Each lease is assessed for probability of renewal based on its terms, including the renewal rate in relation to market rate rentals, length of option period, as well as the tenant’s current operating success in that location. For the below market lease and in-place lease intangibles related to these 2007 and earlier acquisitions, there were no fixed rate renewal periods associated with these leases that the Company deemed probable of renewal and included in the calculation of the intangible asset value or related amortization period. The amortization period used is consistent with the period used in estimating the value of these intangibles.

When calculating the estimated value to assign to any tenant relationship intangible asset, we estimate the likelihood that a lessee will execute a lease renewal. In determining this likelihood, we utilize a probability weighted model based on many factors, including growth prospects for developing new business with the existing tenant and the ability to attract similar lessees to the building. The estimated life of the asset is consistent with the period over which the specific benefit provides an economic return, thus the remaining useful life is equal to the lease term including a probability of weighted lease renewals.

Results of Operations, page 45

Commercial Group, page 49

7.

We note your discussion on page 51 regarding the base rent on expiring leases and your expectations for rents on new leases in the coming year. In future Exchange Act periodic reports, please provide disclosure regarding your office and retail leasing spreads for the reporting period.

The Company will provide disclosure of our office and retail leasing spreads for the applicable reporting period in future Exchange Act periodic reports.

8.

We note your use of the metric “comparable net rental income” on page 54. In future Exchange Act periodic reports, please provide additional disclosure on how “gross potential rent” is determined. For example, please explain how you determine the rental rate for these purposes.

Gross potential rent (“GPR”) is calculated based on actual rents due under in-place lease agreements for occupied apartment units and at market rents for vacant apartment units. Market rental rates are determined using a variety of factors which include availability in specific apartment unit types (one bedroom, two bedroom, etc.) seasonality factors and rents offered by competitive properties for similar apartment types in the same geographic market.

The Company will provide additional disclosure on how GPR is determined and how we determine the rental rate for GPR purposes in future Exchange Act periodic reports.

Financial Condition and Liquidity, page 68

9.

For each fiscal year presented, please tell us and provide in future periodic reports the total amount of capitalized internal costs during each fiscal year related to your development projects, redevelopment projects, and leasing of real estate. Further, please specifically quantify the amount of salaries capitalized in each category.

The Company does not typically distinguish between development and redevelopment projects. In the event the Company would redevelop a property, the project would be accounted for, reported and evaluated internally consistent with our development projects. Pursuant to ASC 970-360-25-2, all costs associated with the acquisition, development and construction of a real estate project are capitalized as project costs. The Company capitalized internal costs related to development projects of $51.1 million, $56.7 million and $51.6 million, including salaries of $41.6 million, $47.9 million and $41.5 million for the fiscal years ended January 31, 2012, 2011 and 2010, respectively. Total capitalized internal costs represent approximately 6.63%, 7.85% and 5.47% of total capital expenditures.

We capitalized internal costs related to leasing activities of $6.8 million, $5.5 million and $7.0 million including salaries of $5.5 million, $4.1 million and $5.0 million for the fiscal years ended January 31, 2012, 2011 and 2010, respectively.

The Company will disclose the total capitalized internal costs in our Form 10-K for the year ended January 31, 2012.

10.

We note your disclosure in this section, as well as in your risk factor disclosure on page 14, related to the financial covenants in your debt agreements. In future Exchange Act periodic reports, for any financial covenant that you believe may materially impact your operations or financing, please disclose the required ratio and your actual ratio as of the end of the reporting period.

The Company will disclose in future Exchange Act periodic reports the required ratio and our actual ratio as of the end of the applicable reporting period for any financial covenant that we believe may materially impact our operations or financing activity.

Cash Flows, page 76

Investing Activities, page 77

11.

We note your quantitatively detailed disclosures for certain investing activities; it does not appear that you have provided this level of detail for capital expenditures. Please expand your disclosure in future filing to disclose separately your significant capital expenditures related to each development project and each existing properties. Additionally, your revised disclosure should separately detail expenditures for tenant improvements by project or property. Please provide an example of your proposed disclosure.

The Company will expand our disclosure within the cash flows of investing section of the MD&A in future Exchange Act filings to separately disclose significant capital expenditures related to each development project and operating property. For operating property capital expenditures, we will separately disclose normal recurring capital expenditures and capital expenditures relating to tenant improvements. We propose using a materiality threshold of 5% of total current period capital expenditures for the individual development and operating property (including tenant improvements) separate property disclosures. For individual amounts not exceeding our materiality scope, the Company will disclose normal recurring capital expenditures of operating properties and tenant improvements by operating segment. The following is an example of the disclosure we propose including in our Form 10-K for the year ended January 31, 2012.

Years Ended January 31,
	2012		2011		2010

(in thousands)
Capital expenditures:
Projects under construction or development:
Project A, located in	$	xx	$	xx	$	xx
Project B, located in		xx		xx		xx
Project C, located in		xx		xx		xx
Other		xx		xx		xx

Total projects under construction or development		xxx		xxx		xxx
Operating properties:
Building A, located in (in the event amount exceeds materiality threshold)		xx		xx		xx
Commercial Segment		xx		xx		xx
Residential Segment		xx		xx		xx
Other		xx		xx		xx

Total operating properties		xxx		xxx		xxx
Tenent improvements:
Building B, located in (in the event amount exceeds materiality threshold)		xx		xx		xx
Commercial Segment		xx		xx		xx

Total tenant improvements		xxx		xxx		xxx

Total capital expenditures	$	xxx	$	xxx	$	xxx

Consolidated Financial Statements, page 91

Notes to Consolidated Financial Statements, page 101

K. Net Gain (Loss) on Disposition of Partial Interests in Rental Properties and Other Investment, page 130

University Park Joint Venture, page 130

12.

In light of your $140 million in net proceeds consisting of $135 million in the form of a loan, please tell us how you determined it was appropriate to record a gain on the sale of the joint venture. Within your response, please reference the authoritative accounting literature management relied upon.

The Company wholly owned seven commercial office properties that were significantly leased, stabilized and had permanent financing in place. During the first half of 2010, the Company contributed these seven office properties to a new joint venture (the “JV”) and admitted HCN FCE Life Sciences, LLC (“HCN”) as a partner to the JV. The Company, through a wholly-owned subsidiary, and HCN (each individually an “equity investor” and collectively the “equity investors”) hold ownership interests of 51% and 49%, respectively.

The purchase price for the seven office properties was $327,173,000. HCN assumed a 49% share of the nonrecourse mortgage debt contributed to the JV of approximately $156,729,000 and contributed cash of $170,444,000 to the JV as satisfaction of the purchase price. From these cash proceeds, the JV distributed $35,327,000 to the Company, $30,989,000 of which was used to pay closing and other transaction costs. The remaining $135,117,000 was loaned from the JV to the Company. The $170,444,000 of the gross sales proceeds less closing and other transaction costs of $30,989,000 results in net proceeds of $139,455,000.

The minimum initial investment for purposes of recording the gain in accordance with ASC 360-20 was calculated as follows:

Sales Price	$327,173,000
Minimum initial investment threshold	10%

Minimum cash required for gain recognition	$32,173,000

Sales proceeds received by the JV	$170,444,000
Amount loaned to the Company	135,117,000

Total cash received as a distribution	$35,327,000

Excess cash received	$3,154,000

For the gain on this transaction to be recognized by the Company, the buyer’s initial and continuing investment must be deemed adequate. Per ASC 360-20-40-10 a buyer’s initial investment shall include only (a) cash paid as a down payment, (b) the buyer’s notes supported by irrevocable letters of credit from an independent established lending institution, (c) payments by the buyer to third parties to reduce existing indebtedness on the property and (d) other amounts paid by the buyer that are part of the sales value. Therefore the buyer’s initial investment is the amount of cash received by the Company through distribution and not through the loan from the JV.

Pursuant to ASC 360-20-55-2 the minimum initial investment expressed as a percentage of sales value for commercial office and industrial buildings and shopping centers subject to lease on a long-term lease basis to parties with satisfactory credit rating and cash flow sufficient to service all indebtedness is 10%. We determined 10% was acceptable by reviewing the major tenants and their related lease expirations. Each of the seven buildings has a majority of the square footage leased by a single, credit worthy tenant with lease expirations through 2032. Further, all properties are generating cash flows sufficient to cover debt service without additional contributions from the partners. As such, a 10% minimum initial investment by the buyer was appropriate based on the nature of the assets.

Pursuant to ASC 360-20-40-19, in order to recognize the full gain on sale, the continuing payments from the buyer must be at least equal to the level annual payments that would be needed to pay that debt and interest on the unpaid balance over no more than the customary amortization term of a first mortgage loan by an independent established lending institution for similar real estate. Further, ASC 360-20 also states that contractually required payments by the buyer on its debt shall be in the forms specified in ASC 360-20-40-10 as acceptable for an initial investment. Thus we look at both the payments made for the initial investment as well as future required payments by the buyer combined to assess the overall adequacy of the buyer’s continuing investment.

The payments required under the note are at terms which are customary terms for a first mortgage loan for these types of properties. Accordingly, we have determined that the initial investment as well as the payments received on the note represents adequate continuing investment by the buyer.

L. Income Taxes, page 132

13.

Please tell us how you determined it was unnecessary to record a net deferred tax asset of approximately $17 million related to excess stock-based compensation deductions. Within your response, please reference the authoritative accounting literature management relied upon.

In accordance with ASC 718-740-25-10, “A share option exercise may result in a tax deduction before the actual realization of the related tax benefit because the entity, for example, has a net operating loss carryforward. In that situation, a tax benefit and a credit to additional paid-in capital for the excess deduction would not be recognized until that deduction reduces taxes payable.” Since the adoption of this accounting literature, the Company has either reported taxable losses or taxable income which was offset by a net operating loss carryforward. In each case, the excess stock-based compensation deductions did not result in any reduction of taxes payable. As a result, ASC 718-740-25-10 does not permit the Company to record a deferred tax asset related to the excess stock-based compensation deductions.

U. Capital Stock, page 153

14.

Please tell us how you determined it was appropriate to account for the equity call hedge transaction as a reduction in APIC. Within your response, please reference the authoritative accounting literature management relied upon.

The Company followed the accounting guidance in ASC 815-40 to determine the appropriate accounting for the equity call hedge transaction (“hedge transaction) entered into in connection with the issuance of the Company’s 7.0% Series A Preferred Stock in March 2010. The hedge transaction requires a net share settlement in shares of the Company’s Class A Common Stock. Neither the counterparty to the hedge transaction nor the Company has a choice of a net cash settlement option. ASC 815-40-25-4b1 requires contracts that require physical settlement or net share settlement to be initially classified as equity and accordingly we accounted for the hedge transaction as a reduction in APIC.

Schedule III – Real Estate and Accumulated Depreciation, page 166

15.	Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was appropriate to aggregate your investments into one line item titled ‘miscellaneous investments.’

The Company interpreted footnote 3 to Rule 12-28 of Regulation S-X to require separate disclosure on Schedule III—Real Estate and Accumulated Depreciation (“Schedule III”) of any individual real estate investment with gross carrying costs exceeding five percent of total gross real estate carrying costs. Upon further review, we understand your comment and will revise our disclosure to conform to Rule 12-28 of Regulation S-X on Form 10-K for the year ended January 31, 2012 and in subsequent years to only aggregate properties if the combined amount of miscellaneous investments does not exceed five percent of the total gross real estate costs.

Form 10-Q as of and for the period ended October 31, 2011

Item 1. Financial Statements, page 2

Notes to Consolidated Financial Statements, page 8

K. Net Gain on Disposition of Partial Interests in Rental Properties and Other Investment, page 23

16.

We note your discussion regarding the entry into joint venture agreements with outside partners related to Stonecrest Mall and New York retail properties and deconsolidation of such properties. For each transaction, please separately address which entity has the power, through voting or similar rights, to direct the activities of each entity that most significantly impact the entity’s economic performance. In addition, please clarify what happens in situations where the parties do not agree and whether contractually one of the parties has the ability to break any deadlock. Please provide a similar analysis for the recapitalization transaction of DKLB BKLN that resulted in its deconsolidation due to joint control.

Stonecrest Mall Joint Venture

On October 19, 2011, the Company entered into a joint venture agreement with an outside partner whereby the outside partner invested in the Stonecrest Mall, a regional mall located in Atlanta, Georgia (“Stonecrest”). The outside partner received a 49% equity interest in Stonecrest.

The activities that most significantly impact the entity’s economic performance require approval by both partners. These activities are performed in the ordinary course of business including developing an operating budget, operating in accordance with that operating budget, and making property improvements. In addition, the outside partner approves new leases. Both partners also must approve the sale of the property, a modification or prepayment of the mortgage, or the purchase of additional properties. The outside partner also has a call option whereby they can purchase our interest in the venture at recurring intervals for the first five years. The joint venture agreement does not include specific guidelines for resolution of disagreements, however the outside partner’s call option effectively grants them the right to break the deadlock or force the sale of our interest.

In accordance with ASC 810-10-15-14, we evaluated the entity and determined that it does not contain the characteristics of a VIE as it has sufficient equity, the power and right to absorb variability is held by the holders of equity investment at risk, and there is no disproportionality between economics and power. Considering ASC 810-20-25-11 through 25-18, and given the substantive participating rights and the call option held by the third party, we concluded that we should deconsolidate the entity and account for it under the equity method of accounting.

New York Retail Property Joint Venture

In March 2011, the Company sold 49% of our investment in a venture that owns 14 retail properties and another venture that owns a single retail property to an outside party.

The activities that most significantly impact the ventures economic performance require approval by both parties. These activities are performed in the ordinary course of business including developing an operating budget, operating in accordance with that operating budget, approving changes to the leasing plan, entering into any significant lease agreements, and handling of legal proceedings. Both parties must approve the sale of the property, a modification or prepayment of the mortgage, or the purchase of additional properties. If we and the outside party are not able to agree on the decisions noted above, our disagreements will be resolved through arbitration, with the exception of our disagreements regarding the operating budget. In the event of a disagreement with regard to modifications to the operating budget, an interim budget will be created based on the prior year’s budget until resolution can be reached. Thus, given that these properties are generating positive cash flow and have tenants in place, in order to make a decision that would significantly impact the operations of the entity through a material change in the operating budget, both parties would have to reach agreement.

In accordance with ASC 810-10-15-14, we evaluated the entities and determined that they do not contain the characteristics of a VIE as they have sufficient equity, the power and right to absorb variability is held by the holders of equity investment at risk, and there is no disproportionality between economics and power. Considering ASC 810-20-25-11 through 25-18, and given the substantive participating rights, we concluded that we should deconsolidate the entities and account for them under the equity method of accounting.

DKLB BKLN Transaction

We entered into a recapitalization transaction whereby the Company contributed additional equity and an outside party converted its existing debt and contributed additional equity in exchange for a 49% ownership interest in the DKLB BKLN entity.

The activities that most significantly impact the entity’s economic performance require approval by both members. These activities are performed in the ordinary course of business, including developing an operating budget, operating in accordance with that operating budget, approving the management agreement with a third party property manager, and approving significant leases. Both parties must approve the sale of the property, a modification or prepayment of the mortgage, or the purchase of additional properties. Resolution of disagreements do not require binding arbitration, however the approval process must continue until an agreement is reached, and any capital expenditures (including those for tenant improvements of the retail space or renovations of the residential space) require agreement by both parties.

In accordance with ASC 810-10-15-14, we evaluated the entity and determined that it does not contain the characteristics of a VIE as it has sufficient equity, the power and right to absorb variability is held by the holders of equity investment at risk, and there is no disproportionality between economics and power. Considering ASC 810-20-25-11 through 25-18, and given the substantive participating rights we concluded that we should deconsolidate the entity and account for it under the equity method of accounting.

As requested in your letter, in connection with our response to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-621-6060.

/s/ Robert G. O’Brien

Robert G. O’Brien

Executive Vice President and Chief Financial Officer

cc: Mark Rakip